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                             September 3, 2021

       Jason Wood
       Chief Executive Officer
       Specificity, Inc.
       801 West Bay Drive, Suite 206
       Largo, Florida 33770

                                                        Re: Specificity, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 23,
2021
                                                            File No. 333-257323

       Dear Mr. Wood:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 Filed August 23,
2021

       Security Ownership of Certain Beneficial Owners and Management, page 38

   1. Please update to the most recent practicable date the disclosures under Security
                                                        Ownership of Certain
Beneficial Owners and Management on pages 38-39.
       Exhibits

   2.                                                   Please update the
auditor consent in your next amendment.
 Jason Wood
FirstName
Specificity,LastNameJason  Wood
             Inc.
Comapany 3,
September   NameSpecificity,
               2021          Inc.
September
Page 2      3, 2021 Page 2
FirstName LastName
       You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:      William Robinson Eilers